SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 11, 2005

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F X     Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes __    No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 10, 2005 announcing preliminary fourth quarter revenues and gross margin.

PR No.: C1578C

STMicroelectronics Reports Preliminary
Fourth Quarter Revenues and Gross Margin

Geneva, January 10, 2005 - STMicroelectronics (NYSE: STM) reported that based upon preliminary data available to date, net revenues for its 2004 fiscal fourth quarter, ended December 31, 2004, are currently estimated to be $2,328 million, a sequential increase of 4.3% and at the higher end of its previously announced guidance range of between flat and 5% growth. Based on available preliminary data, gross margin is currently estimated to be approximately 36.6%, compared to the previously announced gross margin guidance range of 38-39%.

The company stated that currency exchange rates as well as continued pricing pressure and lower than expected manufacturing utilization and performances at certain fabs contributed to adversely impact the gross margin at the end of the quarter. The major contributor to the gross margin variance from the earlier guidance was the weakening of the US dollar. As previously announced, the earlier guidance was based upon an average Euro to US dollar exchange rate of $1.23. The actual quarterly average Euro/dollar exchange rate was approximately $1.27.

While detailed fourth quarter financial information is not available at this early date, the company believes that SG&A and R&D expenses, as a percentage of sales, will be approximately flat with that of the 2004 third quarter despite the adverse currency impact. Other Income and Expenses are anticipated to contribute approximately $22 million of income.

The company is in the process of finalizing its results for the fourth quarter and performing its internal reviews. In the course of finalizing its financial reporting for the quarter, it will make judgments and estimates and obtain additional information that is not yet available. The company is therefore not reporting information concerning its fourth quarter results other than updated guidance concerning estimated net revenues, gross margin and certain operating expenses.

ST will report its full fourth quarter and full year 2004 earnings results after the close of the New York Stock Exchange on Wednesday, January 26, 2005 and hold its conference call on Thursday, January 27, 2005.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	the actual demand for semiconductor products in the key application markets and from key customers served by our products;
•	the financial impact of any measures we may decide, if we are unable to load our Front-End and/or Back-End fabs at satisfactory level;
•	losses or curtailments of purchases from key customers as well as inventory adjustments from distributors;
•	further strong decline in the exchange rates between the US Dollar and the euro, and between the US Dollar and the currencies of the other major countries in which we have our operating infrastructure;
•	the ramp up of volume production in new manufacturing technologies at our leading edge fabs and at our outside suppliers in time to meet the demand of our customers;
•	our ability to develop, manufacture and market innovative products in a rapidly changing technological environment and competitive industry;
•	smooth transition pursuant to recently announced and future organizational changes in our top management;
•	changes in the economic, social, or political environment as well as natural events such as severe weather, health risks or earthquakes in the countries in which we and our key customers operate;
•	the anticipated benefits of research & development alliances and cooperative activities; and
•	our ability to obtain required licenses on third party intellectual property.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the SEC on May 4, 2004 and as updated from time to time in our SEC filings. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material adverse effect on our business or financial condition.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. Further information on ST can be found at www.st.com.

For further information, please contact:

Contacts presse :	Relations avec les investisseurs :

STMicroelectronics Maria-Grazia PRESTINI Director, Corporate Media Relations Tel: +41 22 929 69 45 mariagrazia.prestini@st.com	STMicroelectronics Benoit de LEUSSE Director, Investor Relations Tel: +41 22 929 58 12 benoit.de-leusse@st.com

Financial Dynamics Elisa KITSON Tél : 01.47.03.68.13 elisa.kitson@fd.com	LT Value Nancy LEVAIN Tél: 01 55 27 15 88 nancy.levain@ltvalue.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 11, 2005		By: /s/ PASQUALE PISTORIO

	Name:	Pasquale Pistorio
	Title:	President and Chief Executive Officer

Enclosure: A press release dated January 10, 2005 announcing preliminary fourth quarter revenues and gross margin.